MassRoots, Inc.

1624 Market Street, Suite 201,

Denver, CO 80202

October 27, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MassRoots, Inc.
Amendment No. 3 to Registration Statement on Form S-1/A
File No. 333- 196735

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, MassRoots, Inc., (the “Company”) hereby requests withdrawal of its Amendment No. 3 to its Registration Statement on Form S-1/A (File No. 333-196735) (the “Amendment”), that was filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2015.  The Company requests withdrawal of the Amendment because it was coded with an incorrect Edgar file number due to a clerical error during its submission.  The Company will be resubmitting its filing as an Amendment to Registration Statement on Form S-1/A using the correct Edgar file number of 333-206731.

If there are any questions regarding this matter, please contact Peter Gennuso, the Company’s legal counsel, at 212-908-3958.

MASSROOTS, INC.

By: /s/ Isaac Dietrich
Name: Isaac Dietrich
Title: Chief Executive Officer